                                                                    EXHIBIT 99.1

EIMO CORPORATION STOCK EXCHANGE ANNOUNCEMENT 2.9.2002 AT 08:45    1(1)

TERMINATION OF NASDAQ LISTING

As previously announced, Eimo Corporation requested that the NASDAQ Stock Market, Inc. terminate the Nasdaq National Market System ("Nasdaq") listing of Eimo's American Depository Shares ("ADSs"), effective at the close of business on August 30, 2002. Such listing terminated as of the close of business in the United States on August 30, 2002. Accordingly, it is no longer possible to buy or sell Eimo ADSs on the Nasdaq. Holders of Eimo ADSs that desire to sell such securities (other than in a private sale arranged by them), may need to convert their ADSs to Eimo shares (and pay to Citibank, N.A., as depositary, the applicable fee as set forth in the deposit agreement), and thereafter trade such shares on the Helsinki Exchanges.

Eimo's registration of the shares underlying its ADSs under the Securities Exchange Act of 1934, as amended and its corresponding U.S. reporting obligations continue as required by applicable rules and regulations.

Eimo Corporation
Heikki Marttinen
President and CEO

Further information:

Elmar Paananen, Executive Vice Chairman     +358 500 503 865


DISTRIBUTION:

HEX Helsinki Exchange
Press

This press release may include statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 27, 2002.